Geological Report

- on the -

Ludivina Property

State of Baja California, Mexico

For:

Cardero Resource Corp.

1901-1177 West Hastings St.

Vancouver, B.C.

V6E 2K3

By:

G. D. Belik, P.Geo

December 11, 2002

Table of Contents

Summary

Introduction and Terms of Reference

Disclaimer

Property Description and Location

Accessibility, Climate, Infrastructure and Physiography

History

Regional Geological Setting

Property Geology

Deposit Type

Veining, Alteration and Mineralization

Exploration

Drilling

Sampling Method and Approach

Sample Preparation, Analysis and Security

Data Corroboration

Interpretation and Conclusions

Recommendations

Appendix A:

Estimated Cost of Recommended Program

Appendix B:

Writer’s Certificate

Appendix C:

Rock Sample Descriptions

Appendix D:

Assay Certificates

Appendix E:

References

List of Maps in Text:

Figure 696-02-13

Location Map

Figure 696-02-14

Mineral Concession Map

List of Maps in Pocket:

Figure 696-02-15A

Geology Plan (1:10,000)

Figure 696-02-15B

Geology Plan (1:5,000)

Summary

The Ludivina property is located in the State of Baja California, Mexico, approximately 235 kilometers south of the United States border.  The property consists of two adjoining mineral concessions totalling 3500 hectares.  Access is gained by road from the town of San Quintin, which is located about 7.0 km to the west.

The region is a dry desert environment.  The property is comprised of a series of hills and east to northeast-trending ridges of generally moderate relief incised by numerous arroyos. Vegetation consists of moderate to thick growths of sagebrush, dry prickly brush and a variety of desert cacti.

The Ludavina property covers an extensive, high-level, low-sulphidation type, epithermal vein system and associated alteration, hosted within intermediate to mafic volcanic rocks of the Cretaceous Alisitos Formation.  Alteration and veining occur within a broad north to northeast-trending belt that is more than 7.0 km long and 2.0 km to 2.5 km wide.  Veining is associated with large silica cap alteration zones and remnants of classical hot spring sinter deposits.  Although most individual veins are narrow (less than 1.0 m), stockwork zones of abundant anastomosing veinlets and veins occur in several areas within broad silica cap zones that are up to 80 meters wide (true width) and 1000 meters long.  Individual veins consist of massive to finely banded chalcedonic varieties and drusy quartz varieties with well-developed comb quartz and banded cockade textures.

A few historical workings that probably date from around the early 1900’s occur near the center of the property on the flanks of a prominent ridge that has preserved a silica cap zone with remnants of siliceous sinter over a strike length of 600 meters.  Workings consist of a series of shallow pits and very short adits that explored a series of narrow, epithermal quartz veins around the periphery of the silica cap. The veins contain spotty but locally high gold values.  There are three other centers of similar strong silicification and veining on the property.  There is no evidence of any prior work in these areas

Eight-six rock samples were submitted for geochemical analyses.  There is a wide range of analytical results for gold.  Most values are low, which is to be expected in such a high level system, but there are “hot” spots both within areas of veining (up to 24.66 gm/mt across 20 cm true width) and silica cap zones (2.01 gm/mt across 15.2 meters true width:  samples JDL-15 & 16) that were probably more directly centered over the main hydrothermal conduits.

There is a general association of alteration and veining with elevated levels of Cu, Zn, Pb, Mo, Ba and Ag but there is no apparent consistent relationship between any of these elements and gold indicating a possible combination of sources.  Gold may be largely of magmatic origin.  Hydrothermal fluids may have scavenged the other elements, particularly Cu, Zn, Pb and Mo, from the upper crustal layer.

The silica cap zones and sinter deposits are largely intact.  Excluding the main arroyos, present day topography is probably quite similar to when the deposits were formed.  Because the silica caps are largely intact their distribution probable accurately reflects the main focal points or centers of hydrothermal actively.  The best areas to explore therefore are the central parts of these zones at depth.

Exploration work carried out on the property to date has been very limited and there is no evidence of any prior drilling.

In the writer’s opinion the Ludavina property has good exploration potential and could host multiple zones of mineralization.  A potential exists for wide zones of stockwork-disseminated gold mineralization and/or high-grade, bonanza-type veins at depth beneath the silica cap alteration areas.  There is also a potential for bedding-controlled mineralization adjacent to some of the structures.  Bedding is sub-horizontal and some units have a high permeability/porosity; flat-lying zones of low-temperature, distal-type silicification were seen in some areas, which could be lateral offshoots from mineralized structures.

Continued exploration to fully evaluate the property’s potential is definitely warranted.  A program consisting of trenching, mapping and sampling, to better refine and prioritize targets, followed by an initial drill campaign (8 to 10 holes) is recommended for the next phase of exploration.  Subsequent work would be contingent upon the results of this program.

Introduction and Terms of Reference

This report was prepared at the request of Cardero Resource Corp. and conforms to the guidelines for technical reports set out in National Policy Instrument 43-101.  The report discusses the geological setting and nature of the mineralization on the Ludivina property and provides recommendations and guidelines for future exploration work.

The report is based on mapping and sampling carried out by the writer on the property for Cardero Resource Corp. during July 2 to July 15, 2002 and a follow-up visit to the property on September 9, 2002 as well as the writer’s general familiarity with similar deposit types in Canada, the US, Mexico and Chile.

Disclaimer

The writer has relied on information supplied by representatives of Cardero Resource Corp. concerning the status and ownership of the mineral titles comprising the Ludavina property.

Property Description and Location

The property is 35 square km in size (3,500 hectares) composed of two adjoining mineral concessions (see Fig. 696-02-214); Ludavina is a 5 km by 5 km concession that covers the historical workings and a large tract of ground extending to the north and east; Ludavina 2 is a

2 km by 3 km concession that was added on later to cover prospective open ground to the south.

Concession Name	Expediente No.	Numero Del Titulo	Hectares	Valid Until
Ludivina	02/6722	In process	2,500	6 yrs. after date of issue
Ludavina 2	02/6726	In process	1,000	6 yrs. after date of issue

The concessions are located in the in the State of Baja California, Mexico, near the town of San Quintin which is about 235 kilometers south of the US border and the city of Tijuana (Fig. 696-02-13).

The approximate geographic center of the property is located at 115  48  W longitude, 30  34  N latitude.

Final titles to the concessions are in process but have not yet been issued by the authorities.  When issued, the titles will be owned by Minerales y metales de California S.A.de C.V. (MMC), a                       Mexican corporation.  Cardero Resource Corp. has an option to purchase MMC for shares.  Upon issuance of the titles and completion of the purchase agreement with MMC, Cardero will have a 100 % undivided interest in the property.

Once the titles have been issued, they will have a 6-year term for exploration; thereafter an exploitation concession is required.  During the 6-year term one of the obligations is to carry out exploration work each year and submit reports in May of each year covering the previous years work.  “Rights payments” (taxes), are due in January and July of each year.  The amount of taxes and work required is determined by the size of the mineral concessions.  The following tables summarize the tax and work obligations that are required to maintain the Ludivina and Ludivina II concessions.

Rights Payments

Name	Hectares	Due Date	Factor *	First Year Taxes **
Ludivina	2500	First Semester after receiving	1.8883	472.08
Ludivina II	1000	Title; thereafter each July &Aug	1.8883	188.83
				660.91 per semester
			total	$1,321.82 first year

- In US dollars (exchange rate 10)

* Factors change each semester based on the rate of inflation.  The factor used here is the one valid   until December 2002.

** The amount of tax (per hectare) increases each year.

Minimum Work Commitments

Name	Hectares	Year 1	Years 2 to 4	Year 5
Ludivina	2500	4,550.00	14,050.00	30,300.00
Ludivina II	1000	2,000.00	5,800.00	12,150.00
	per year	$6,550.00	$19,850.00	$42,450.00

- In US dollars (exchange rate 10)

Reducing the size of the mineral titles after the first year can reduce the amount of taxes and work requirements going forward.  Cardero has completed enough work to date to satisfy the first year work requirement.

Accessibility, Climate, Infrastructure and Physiography

The property is readily accessible by road from San Quintin.  San Quintin is a coastal community with most amenities and services and is about a three-hour drive south along the Peninsular Highway from Tijuana.   From near the center of town, a well-traveled dirt road can be followed east along the Agua Chiquita arroyo basin for a distance of about 7.0 km to the western edge of the property.  From there, a central splay leads past a locked gate to the old workings located near the center of the property.  A northern splay provides access along the northern edge of the property but this route is rough and requires a 4-wheel drive vehicle.  Travel time from the center of town to the property is less than 20 minutes.

The property is characterized by a series of small hills and east to northeast-trending ridges of generally moderate relief incised by numerous arroyos, which feed into several main drainages that join Arroyo Agua Chiquita to the west.  Elevations on the property vary from slightly less than 100 meters to about 500 meters above mean sea level.  Higher elevations and steeper relief occur along the northern and eastern edges of the property.

The region is a dry desert environment.  Vegetation consists of moderate to thick growths of sagebrush and spiny brush interspersed with a variety of desert cacti.  A small part of the area has been cleared for cultivation and several large tracts in the northeast corner have been burned off for grazing purposes.

The summer season can be very hot but there is often a moderating effect from the coast with an inflow of cool moist area in the morning and late in the day.  Temperatures commonly are 10 to 15 degrees Celsius cooler than further inland.

History

There are a number of small pits and short adits in the central part of the property that explored a series of small auriferous veins beneath and peripheral to a silica cap zone.  There is no documentation of this work but it appears to have been carried out in the early to possible mid 1900’s.  The workings are very shallow and essentially just scratched the surface.  There is no evidence of any drilling having been carried out.

The area of the historical showings was held by an earlier mineral concession for a number of years until it expired in 2001.  There is evidence of some work during this period (topophil string, flagging tape, metal sample tags) but it appears to have been of limited scope and restricted to the area of the known showings.

Regional Geological Setting

A diversity of sedimentary, volcanic, metamorphic and intrusive rocks, ranging in age from Paleozoic to Recent underlies northern Baja California.  An older metamorphic basement composed of schist, gneiss, quartzite and slate is overlain by an arc-type volcanic sequence of Cretaceous age (Alisitos Formation); initial volcanism in the Cretaceous consisted of intermediate to basic flows and pyroclastic units with thin intercalated sedimentary beds that were deposited in a shallow marine archipelago extending along the axis of the Baja peninsula. This was followed by a period of uplift and extension accompanied by a period of extensive felsic volcanism that occurred within and peripheral to a series of grabens and caldera complexes.  Depressions were in- filled with lahar, coarse volcanic breccias, volcaniclastics, felsic volcanics and intermediate lavas.  Felsic volcanic units consist of thick-bedded, fine-grained crystal tuffs and densely welded ignimbrite with local lithic tuff, flow breccia and lapilli tuff.

Granitic rocks of the Late Cretaceous, Peninsular Range Batholith underlie large tracts of northern Baja California.  Several phases are present, which include an early mafic diorite-diorite phase and later diorite, granodiorite to quartz diorite and quartz monzonite phases.

Numerous dykes and small plugs of siliceous felsite cut the Peninsular Intrusives and older units. Two ages appear to be present – an older, subvolcanic member of the Alisitos Formation and a younger, late stage member of the Peninsular Range Batholith.

Flat-lying, recessive weathering, shallow-marine sediments of Late Cretaceous age (Rosario Formation) unconformably overlie rocks of the Peninsular Range Batholith and older units.  The basal unit commonly consists of coarse polymictic conglomerate and sedimentary breccia that is overlain by a thick section of weakly consolidated sands and silts with abundant shell fragments and thin interbeds of biomicrite.  In many areas the Rosario Formation is completely eroded away but in some sections, particularly along the coastal region, large tracts remain.

Property Geology

The geological plan and sample locations are presented in two maps.  Figure 696-02-15A is an overall geological plan map of the property at a 1:10,000 scale.  Figure 696-02-15B is a map of the central and southwest areas in greater detail (1:5,000).

Most of the property is underlain by a flat-lying sequence of shallow marine to subareal volcanic and sedimentary rocks of the Middle to Upper Cretaceous Alisitos Formation.  The sequence includes a lower green fragmental volcanic and sedimentary section, a middle succession of predominantly maroon and green lavas and volcaniclastics and an upper section of intermediate to felsic tuffs. The total sequence exposed on the property is about 300 meters thick.

In the northeast corner of the property, Alisitos volcanics are intruded by a monzonite to quartz monzonite stock that extends off the map area to the north.  There are no apparent thermal metamorphic effects adjacent to the contact nor does there appear to be any significant alteration or veining associated with the intrusion.

Poorly consolidated sandstones and conglomerate of the Upper Cretaceous Rosario Formation unconformable overlie the Alisitos Formation along the western edge of the property. Units are recessive and typically covered by coarse sandy gravels.  A distinctive thin caliche layer often marks the basal contact.

Veins, silica cap alteration zones and siliceous sinter deposits occur in a number of areas on the property, hosted within the Alisitos Formation.  In the central part of the property, veining and alteration are associated with a north to northeast system of fracturing and faulting.  To the south much of the veining and alteration appear are associated with a conjugate set of structures trending approximately N15W and N70E.

Deposit Type

The style of veining and alteration on the Ludivina property display many of the classic characteristics of a low-sulphidation type epithermal system and appear to fit the sub-alkalic, andesite/rhyodacite-hosted subtype (R.H. Sillitoe, 1993).   Examples of such deposits include the Aurora and Comstock deposits in Nevada, Umuna in Papua New Guinea and El Bronce in Chile.  Some of the main characteristics of low-sulphidation epithermal systems include:

1.

Alteration zones adjacent to veins are commonly restricted and visually subtle.

2.

Key alteration minerals are sericite or illite +/- adularia.

3.

Quartz gangue is chalcedonic and or crystalline varieties displaying crustiform, colloform, bladed, comb, drusy, cockade and carbonate-replacement textures.

4.

Barite and/or fluorite present locally; barite commonly above ore.

5.

The main metals are Au and/or Ag (Zn, Pb, Cu) with locally Mo, Sb, As, (Te, Se, Hg).

6.

The main sulphide mineral is pyrite. Sphalerite, galena, chalcopyrite and tetrahedrite are common.

7.

1-20% sulphide but generally <5%.

The sub-alkaline subtype contains relatively high base metals (commonly several %) while Se and Te are generally absent.

Shallow parts of epithermal systems (within 50 m to 100 m of the paleosurface) generally are barren of precious metals although there are exceptions such as McLaughlin, California where gold ore approaches the paleosurface, but such deposits are rare.  All of the main zones of veining and silicification on the Ludivina property are very shallow, essentially at or very close (<60 m) to the paleosurface. Coarsely bladed barite, a distinctive high-level feature, is quite common at Ludivina.

Veining, Alteration and Mineralization

Veining on the Ludivina property is associated with large silica cap alteration zones and remnants of classical hot spring sinter deposits that occur scattered over a broad area in the southwest part of the property (see Fig. 696-02-15A).  Extensive zones of silica-clay alteration with lesser veining continue to the northeast.

Epithermal veins include white chalcedonic varieties that are commonly finely banded and white to grey, fine- to medium-crystalline varieties with well developed drusy quartz, comb quartz and cockade textures.  Individual veins vary from a few centimeters to more than two meters wide and have strike lengths that vary from a few meters to several hundred meters.  In silica cap zones, silicification, brecciation and stockwork veining have been mapped over apparent widths of up to 100 meters.

There is a wide range of vein characteristics, which in a general way appears to be related to the relative level of exposure.  High-level veins tend to be more chalcedonic and commonly contain calcite and barite   Veins that are somewhat lower in the system are more coarsely crystalline, display better banding and contain accessory fine-grained specular hematite, leached sulphides and higher base metal values. Some veins are simple while others are complex, displaying several phases of brecciation, silicification and veining.

Silica caps are characteristically strongly crackled, brecciated and interlaced with sets of chalcedonic and drusy quartz veinlets of varying intensity. Alteration consists if very fine-grained intergrowths of quartz, carbonate and clay.  The degree of silicification is variable and dependent largely on the intensity of veining.

Sinter deposits are preserved in several areas. Sinter consists of finely laminated chalcedony and chalcedonic flow breccias with beds of spherulitic geyserite.  A well-developed series of cascading step-like terraces are preserved in a few areas that conform fairly well to present day topography.  Excluding the main arroyos, present day topography is probably quite similar to that which was present when the deposits were formed.

Significant veining and alteration occur in four main areas of the property:

Discovery Ridge Zone:

The historical workings occur on the flanks of a prominent ridge (informally referred to as “Discovery Ridge”) that has preserved a silica cap zone, with remnants of sinter, intermittently over a strike length of 600 meters and an apparent width of up to 100 meters.  Workings consist of a series of shallow pits and short adits (see Fig. 969-02-215B) that explored a series of narrow quartz veins around the margins of the silica cap.  The veins typically are drusy with well-developed comb quartz and banded cockade textures.  Many contain limonitic boxworks after sulphides, fine-grained specular hematite, remnants of chalcopyrite and secondary copper oxides.  A sample collected across a 20 cm vein in one of the main exploration cuts (sample 02GBAC-04) geochemically assayed 11,416 ppb gold.  A resample (JDL-10) of the same vein (JDL-10) fire assayed 24.66 gm/mt gold (24,660 ppb).  Fifteen samples collected from other veins peripheral to the silica cap returned values ranging from 29 ppb – 2394 ppb gold and 0.8 ppm to 89.0 ppm silver.

The northeast end of the silica cap zone occurs above a main vein/fault structure that is exposed in a series of cuts that extend up the hill from the northeast.  The base of the cap contains a core of stronger silicification within a wide (+40m), altered (quartz-carbonate-clay), crackle breccia zone cut by a strong network of anastomosing quartz veinlets. Alteration continues up the hill, forming a resistant cap at the summit about 200m by 100m in size.  From here, alteration extends along the crest of the ridge to the southwest in a series of resistant exposures over a strike length of about 600 meters. The southwest end of the zone is capped by chalcedonic sinter that extends down slope to the northwest.  Six samples were collected form the silica cap zone; three returned anomalous gold values ranging up to 610 ppb.

In the Discovery Ridge area, veining and alteration have a general northeasterly trend. There appear to be three vein subsets; one trending about N45E, another approximately N60E and a third, minor set, trending about N30E.

Veining continues along trend to the northeast (see Fig. 696-02-15B) but there are fewer veins and they become progressively more chalcedonic (lower temperature varieties).  The overall length of the Discovery Ridge trend defined by veining and alteration is about 3.0 km.

Basin Zone:

About 400 meters north-northeast of the historical workings, in what may be a down-dropped fault offset of the Discovery Ridge trend, two mounds in a flat basinal area contain rubble and large slabs of massive chalcedony, finely banded quartz-carbonate vein material, barite vein float, silica breccia, silicified andesite and remnants of flat-lying siliceous sinter over a strike length of about 500 meters and a width of up to 150 meters.  The mounds are remnants of an extensive sinter/silica cap zone that may overlie a significant vein system.  There is no evidence of prior work in this area.

Las Animas Zone:

A zone of strong silicification, capped by sinter occurs 200 meters north of the mouth of the Las Animas arroyo centered at 612450E, 338050N.  The zone extends along a ridge in a N10E direction over a strike length of 500 meters.  The zone is about 50 meters wide at the south end and tapers to the north to a width of 10m to 25m.  The zone projects under Rosario sandstone cover to the north.  An area of structurally controlled and bedding-controlled silicification (612340E, 3379860N) occurs along the projected strike of the zone to the south.  Four samples of general silicification from the Las Animas Zone returned low gold values.

South Zone:

Mapping south of the discovery ridge located several areas of strong high-level silicification, sinter and veining. Veining and alteration are primarily associated with a conjugate set of structures trending approximately N15W and N75E.

At about 613400E, 3379500N, a high-level, barite-quartz vein 0.5m to 1.0m wide was traced over a strike length of 150 meters. The vein is capped at both ends by classic terraced sinter deposits.  Zones of moderate silicification occur nearby along minor N15W and N75E structures.

The most interesting targets are two en-echelon zones of strong silicification and veining located about 1.8 km south-southeast of Discovery Ridge (labeled A and B on map 696-02-15B). Veining and silicification are stronger than that exposed along Discovery Ridge. The zones were traced in a general N75E direction along two parallel structures over a combined strike length of more than 900 meters and across an average apparent width of 25m to 30m. The zones locally contain coarse bladed barite, silica breccias, red jasperoidal quartz and limonite; some areas are capped by flat-lying sinter.  Two N15W cross structures intersect the main zones at about 613650E, 3378780N and 613530E, 3378600N; both display alteration and veining similar to the main structures and appear to be contemporaneous in age.

Eight samples were collected along the trace of zones A and B.  A 35.0 meter chip sample across the central part of zone A (sample 02RVAC-22) geochemically assayed 7303 ppb gold.  Two samples from separate chalcedonic veins located in the eastern part of zone A returned values of 3558 ppb gold (02GBAC-48) and 1.52 gm/mt gold (JDL-11).  The remaining five samples, which were broad composite samples taken at different locations, returned gold values ranging between 46 and 470 ppb gold.

Resampling across the central part of zone A could not repeat the result of +7 gm/mt across 35 meters obtained from sample 02RVAC-22.  A series of 5 chip samples were taken across the same zone; the three most southerly (aggregating 21.6 meters) were essentially background while the 2 northernmost samples averaged 2.00 gm/mt across 15.9 meters. The initial 35-meter chip sample may have included a piece of free gold, which skewed the result.

 Exploration

Cardero Resource Corp. has carried out no exploration work on the Ludivina property other than the previously noted mapping and sampling program, which is the basis of this report.

Drilling

There is no evidence of any prior drilling on the property.

Sampling Method and Approach

Eighty-six rock samples were submitted for gold and multi-element ICP analyses.  Sample locations are plotted on Maps 696-02-15A & B. Sample descriptions and sample locations (UTM) are given in Appendix A and analytical results listed in Appendix B.

Most of the samples consisted of representative grab samples from various veins, vein float and alteration areas.  Chip samples were collected in several areas across broader zones of alteration and veining. Follow-up check samples were collected in two areas to corroborate earlier results.

As there was very little prior assay data, sampling was broad based and of a data-gathering, reconnaissance nature. The primary objectives were to provide sufficient coverage to evaluate the property, identify targets and provide a baseline for further work. In the writer’s opinion the sampling program achieved these objectives.

Sample Preparation, Analyses and Security

Care was taken to ensure the integrity and security of each sample.  Samples were packed in appropriately marked fiberglass sacks sealed with zap-straps and then stored at a secure site prior to shipment.  Samples were trucked to San Diego and shipped by air to Vancouver where they were delivered directly to the laboratory.

All of the samples were submitted to Acme Analytical Laboratories located at 852 E. Hastings Street, Vancouver, B.C., for sample preparation and analyses. Acme is a registered B.C. assayer with International Standards Organization (ISO) 9002 accreditation.  ISO comprises national standards organization members from every major industrial and developing country.  A company seeking accreditation must implement and maintain a rigorous quality assurance system that is compliant with one of three applicable ISO models (i.e. 9001, 9002 or 9003).  Prior to being accepted, a company must have an established track record with documentation showing the effectiveness of its quality assurance system and undergo auditing by a registered external auditor.   Periodic external audits continue after accreditation to ensure continued compliance.

At the Acme laboratory, all samples were crushed to –10 mesh and a 250 gm split pulverized to     -150 mesh.   A 0.50 gm sub-sample was leached with hot aqua regia for one hour, diluted to 10 ml and analyzed for a suite of 20 elements (Group 1D) by ICP-Atomic Emission Spectrometer analyses. Gold analyses were determined by Fire Geochemistry with an ICP finish from a 30 gm sample.  Several reruns were done to check for consistency.  Standard laboratory samples are run routinely by Acme to ensure quality control and lack of contamination.  All reruns and standards showed an acceptable degree of repeatability.

Data Corroboration

Eleven pulp samples were submitted to Chemex Labs for comparison with Acme’s results. The results for gold are listed below.

Gold Analyses (ppb)

Sample	JDL-10	JDL-11	JDL-14	JDL-15	JDL-16	GBAC-3	GBAC-4	GBAC-9	GBAC48	RVAC22	RVAC24
Acme Labs	24660	1520	40	1390	2290	2936	11418	2394	3558	7303	7695
Chemex	25700	1345	39	1275	2300	71	19050	2040	2680	8220	14450

Generally there is good corroboration of results except for three samples (GBAC-3 and 4 and RVAC-24). The discrepancies in these samples probably are caused by the presence of coarser particulate gold (nugget effect) which skewed the results.  In order to minimize this problem in the future, larger pulp sub-samples and/or metallic gold analyses may be required.

Interpretation and Conclusions

The following interpretation and conclusions have been reached from the results of the 2002 exploration program:

1.

The Ludavina property covers an extensive, high-level, low-sulphidation epithermal vein system and associated alteration, hosted within a flat-lying sequence of shallow marine to sub-aerial volcanic rocks of Middle to Upper Cretaceous age.

2.

Alteration and veining occur within a broad north to northeast-trending belt that is more than 7.0 km long and 2.0 km to 2.5 km wide.

3.

Veins consist of massive to finely banded chalcedonic silica and drusy quartz varieties with well-developed comb quartz and banded cockade textures.

4.

Veining is associated with large silica cap alteration zones and remnants of classical hot spring sinter deposits.

5.

There is a wide range of analytical results for gold.  Most values are low, which is to be expected in such a high level system, but there are “hot” spots that were probably more directly centered over the main hydrothermal conduits.

6.

There is a general association of alteration and veining with elevated levels of Cu, Zn, Pb, Mo, Ba and Ag but there is no apparent consistent relationship between any of these elements and gold indicating a possible combination of sources.  Gold may be largely of magmatic origin.  Hydrothermal fluids may have scavenged the other elements, particularly Cu, Zn, Pb and Mo, from the upper crustal layer.

7.

The silica cap zones and sinter deposits are largely intact.  Excluding the main arroyos, present day topography is probably quite similar to when the deposits were formed. Because the silica caps are largely intact their distribution probable accurately reflects the main focal points or centers of hydrothermal actively.  The best areas to explore therefore are the central parts of these zones at depth.

8.

A potential exists for both wide zones of stockwork-disseminated mineralization and high-grade, bonanza-type veins at depth with a possibility for multiple zones of mineralization.

9.

There is a potential for bedding-controlled mineralization adjacent to some of the structures, at depth.  Bedding is sub-horizontal and some units have a high permeability/porosity; flat-lying zones of low-temperature, distal-type silicification were seen in some areas, which could be lateral offshoots from mineralized structures.

10.

Exploration work carried out on the property to date has been very limited and there is no evidence of any prior drilling.

11.

The 2002 mapping and sampling program achieved its primary objective of evaluating the property and has generated a number of excellent targets.

12.

Further work is definitely warranted.

Recommendations

A program consisting of trenching, mapping and sampling, to better refine and prioritize targets, followed by an initial drill campaign (8 to 10 holes) is recommended for the next phase of exploration.  Subsequent work would be contingent upon the results of this program.

The program is estimated to cost approximately US$390,000.  A breakdown of the program and itemization of the projected cost are given in Appendix A.

                                                                           December 11, 2002

Appendix A

Estimated Cost of Recommended Program

Appendix B

Writers Certificate

Appendix C

Rock Sample Descriptions

Appendix D

Assay Certificates

Appendix F

References